GREAT QUEST METALS LTD.

Second Quarter [illegible] **r the Six Months Ended June 30, 2002**
(BC Form 51-901 [illegible] Discussion and Analysis)

Dear Shareholder

Introduction

Great Quest is very pleased to announce that the first diamond drill program on the Bourdala property will begin on or about October 1, 2002. The program will consist of 1500 metres in approximately 15 holes and will be designed to test 5 separate zones.

The Company also recently released the results of the program on the Sabakonkon zone. This is an area, west of the main TD zone, where geological mapping has defined a 1200 metre long tourmaline sandstone and an extensive area of orpaillage.

Most of the efforts of management for the first quarter were spent preparing a Short Form Offering Document for a best efforts public offering by Canaccord Capital Corporation

Short Form Offering

On June 21, 2002 Great Quest announced a $750,000 financing by way of a Short Form Offering Document by Canaccord Capital Corporation on a commercially reasonable best efforts basis. The offering price was to have been at $0.30 a unit with each unit to consist of one common share and one non-transferable share purchase warrant. Two warrants would have entitled the owner to purchase one additional share at a price of $0.35 per share for one year. Because of bad market condition, on July 7, 2002 the price per unit was changed to $0.25 and the warrant price, to $0.30.

The Company is to pay an 8% commission on the aggregated net proceeds received from the offering. The agent will also receive agent's warrants equal in numbers to 15% of the aggregate number of units sold and a corporate finance fee. Each agent's warrant will entitle the holder to purchase an additional common share of the Company at $0.30 per share for one year.

Sabakonkon Exploration

Exploration on the Sabakonkon zone defined a zone of tourmaline sandstone, an area of orpaillage and an area of soils anomalous in gold. The tourmaline sandstone with quartz veining was traced for 1200 metres over a width of 80 to 100 metres. Two samples from the zone assayed 72 and 3580 parts per billion. An area of orpaillage (pits dug by hand miners) where gold powder and nuggets have been recovered, occurs 100 metres east of the tourmaline sandstone. This area is 50 to 200 metres wide and extends one km. It is underlain in part by quartz veins with tourmaline and tourmalinite. Surprisingly, the main area of soil anomalous in gold occurs further to the east toward the main TD zone.

Drill Program

The Company plans to test 2 zones in the Blandinssou area, the TD zone, Sabakonkon zone and a 5th zone. A program of pitting is planned for the Sabakonkon area before drilling to more specifically define drill targets.

Financials

The loss per share in the second quarter of 2002 was $34,405 or $0.004 per share as opposed to $41,841 or $0.006 per share in 2001, and for the first half of the year, $73,639 or $0.009 per share in 2002 as opposed to $60,060 or $0.008 per share in 2001. In a comparison of the second quarter results, the main difference is in the accounting and audit costs of $13,830 in 2001 as opposed to $1,776 in 2002. This is explained by the fact that the auditor's bill had not been received in the second quarter, 2002. The increase in promotional costs in 2002 from $3,302 to $12,469 is explained by the fact that the Company participated in a Gold Conference.

During the Second quarter a total of $18,360 was received on a result of the exercise of options and $2,970 was received as a share subscription advance.

Investor Relations

In June the Company participated in the very upbeat World Gold Investment Conference in Vancouver. Currently, investor relations are conducted by Company Officers and Directors. For more information on Great Quest and its activities, please call toll free at 1-877-325-3838 or visit our website at www.greatquest.com.

ON BEHALF OF THE BOARD

"Signed"
Willis W. Osborne
President

dlw 9/17

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

June 30, 2002 and 2001

GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at June 30, 2002)

SHARES LISTED

Canadian Venture Exchange: GQ

Authorized:	50,000,000	Issued:	8,748,147
Options:	745,750		
Warrants:	852,500		
Escrow:	362,265		

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Rudy de Jonge, Director

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Vice President-Exploration & Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info @greatquest.com

PRINTED IN CANADA

GREAT QUEST METALS LTD.
JUNE 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 7 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $10,439 during the period.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2002:

Date Of Issue	Type of Security	Type Of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Mar. 19/02	Common Shares	Property Acquisition	100,000	$ 0.18	$ 18,000	N/A	N/A
Jan. 25/02	Common Shares	Private Placement	456,000	$ 0.25	$ 114,000	Cash	N/A
Jan. 25/02	Common Shares	Finders Fee	40,000	$0.25	$ 10,000	N/A	N/A
Mar. 28/02	Common Shares	Exercise of Options	43,500	$ 0.27	$ 11,745	Cash	N/A
Apr. 29/02	Common Shares	Exercise of Options	17,500	$ 0.27	$ 4,725	Cash	N/A
Jun. 4/02	Common Shares	Exercise of Options	50,500	$ 0.27	$ 13,635	Cash	N/A

GREAT QUEST METALS LTD.
JUNE 30, 2002

B. OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2002:

No options were granted during the period.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002:

Authorized share capital - 50,000,000 common shares without par value

A total of 8,784,147 common shares have been issued for a total of $3,135,873.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	273,750	$0.22	July 22, 2004
Options	165,000	$0.35	April 5, 2005
Options	95,500	$0.22	March 28, 2006
Options	211,500	$0.27	September 7, 2006
Warrants	288,000	$0.30	March 8, 2003
Warrants	250,000	$0.22	March 21, 2003
Warrants	86,500	$0.25	May 28, 2003
Warrants	228,000	$0.30	December 11, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002:

Common shares in escrow – 362,265

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 22, 2002:

Willis W. Osborne	President/Director
Victor J.E. Jones	Director
Rudy de Jonge	Director
Mahamadou Keita	Director
Jennifer Nestoruk	Secretary

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	**_X_ Schedule A** **_X_ Schedules B & C**

ISSUER DETAILS:

Name of Issuer	**GREAT QUEST METALS LTD.**
Issuer Address	**Suite 515 - 475 Howe Street, Vancouver, B.C. V6C2B3**
Issuer Telephone Number	**604-689-2882**
Contact Person	**Willis W. Osborne**
Contact Position	**President**
Contact Telephone Number	**604-689-2882**
Contact Email Address	**info@greatquest.com**
Web Site Address	**www.greatquest.com**
For Quarter Ended	**June 30, 2002**
Date of Report (yy/mm/dd)	**02/08/22**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

	"Willis W. Osborne"	02/08/22
NAME OF DIRECTOR		**DATE SIGNED (YY/MM/DD)**
	"Victor J.E. Jones"	02/08/22
NAME OF DIRECTOR		**DATE SIGNED (YY/MM/DD)**

GREAT QUEST METALS LTD.
BALANCE SHEET
JUNE 30, 2002
(With comparative audited figures for December 31, 2001)

	JUNE 30 2002 (unaudited)	DECEMBER 31 2001 (audited)
ASSETS		
Current Assets		
Cash	$ 6,664	$ 80,507
Goods and services tax recoverable	2,340	1,175
Due from related parties (Note 2)	5,452	1,135
Prepaid expenses	11,815	-
	26,271	82,817
Property, Plant and Equipment (Note 3)	14,989	17,634
Mineral Properties, including deferred costs (Note 4)	1,412,114	1,351,881
Deposits	8,384	8,384
	$ 1,461,758	$ 1,460,716
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 64,245	$ 54,213
Due to related parties (Note 5)	47,039	43,505
	111,284	97,718
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	3,135,873	2,963,768
Share subscription advances	2,970	103,960
Contributed surplus	81,398	81,398
Deficit	(1,869,767)	(1,786,128)
	1,350,474	1,362,998
	$ 1,461,758	$ 1,460,716

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	3 Months ended		6 Months ended	
	JUNE 30, 2002	JUNE 30, 2001	JUNE 30, 2002	JUNE 30,2001
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,776	$ 13,830	$ 3,911	$ 13,830
Amortization	63	162	125	324
Bank charges and interest	185	85	392	379
Consulting	2,688	4,994	5,840	8,882
Office and rent	8,754	5,431	13,948	9,777
Legal	-	1,365	2,007	1,365
Management fees	4,500	6,000	9,000	10,000
Printing, promotion and travel	12,469	3,302	14,257	4,661
Securities and brokerage fees	4,711	6,742	7,039	11,038
	35,146	41,911	56,519	60,256
Interest income	(51)	(70)	(190)	(196)
Truck rental income	(690)	-	(690)	-
LOSS BEFORE OTHER ITEM	34,405	41,841	55,639	60,060
OTHER ITEM:				
Loss on write-off of capitalized costs related to abandoned mineral properties	-	-	18,000	-
NET LOSS FOR THE PERIOD	34,405	41,841	73,639	60,060
DEFICIT AT BEGINNING OF PERIOD	1,835,362	1,703,150	1,786,128	1,679,931
SHARE ISSUE COSTS	-	-	10,000	5,000
DEFICIT AT END OF PERIOD	$ 1,869,767	$ 1,744,991	$ 1,869,767	$ 1,744,991
Loss per share	$ (0.004)	$ (0.006)	$ (0.009)	$ (0.008)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	3 Months ended		6 Months ended	
	JUNE 30, 2002	JUNE 30, 2001	JUNE 30, 2002	JUNE 30, 2001
OPERATING ACTIVITIES:				
Net loss for the year	$ (34,405)	$ (41,841)	$ (73,639)	$ (60,060)
Adjustments:				
Amortization	63	162	125	324
Loss on write-off of capitalized costs related to abandoned mineral properties	-	-	18,000	-
	(34,342)	(41,679)	(55,514)	(59,736)
Change in non-cash working capital items:				
Goods and services tax recoverable	(1,361)	(716)	(1,165)	(1,581)
Due from related parties	545	3,382	(4,317)	4,106
Prepaid expenses	(6,861)	(3,182)	(11,815)	(70,890)
Accounts payable and accrued liabilities	31,993	(21,572)	10,032	15,513
Due to related parties	2,134	1,605	3,534	3,210
	(7,892)	(62,162)	(59,245)	(109,378)
FINANCING ACTIVITIES:				
Issue of share capital for cash	18,360	151,840	144,105	151,840
Share subscription advances	2,970	(103,350)	(100,990)	28,390
Loan received	-	-	-	20,000
	21,330	48,490	43,115	200,230
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(16,398)	-	(24,985)	-
Deferred exploration and development costs, net of amortization	(10,738)	(40,158)	(32,728)	(103,793)
	(27,136)	(40,158)	(57,713)	(103,793)
DECREASE IN CASH	(13,698)	(53,830)	(73,843)	(12,941)
CASH AT BEGINNING OF PERIOD	20,362	52,579	80,507	11,690
CASH AT END OF PERIOD	$ 6,664	$ (1,251)	$ 6,664	$ (1,251)

Supplemental cash flow information (Note 9)

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED JUNE 30, 2002 AND JUNE 30, 2001

	Mali Properties	Taseko Property	Gold Dust Property	2002 Total	Mali Properties	Taseko Property	Gold Dust Property	2001 Total
EXPLORATION AND DEVELOPMENT COSTS:								
Amortization	$ 1,260	$ -	$ -	$ 1,260	$ 926	$ -	$ -	$ 926
Drilling, reclamation and assays	-	-	-	-	1,796	-	-	1,796
Exploration surveys	10,732	-	-	10,732	5,878	-	-	5,878
Office, consulting and travel	6	-	-	6,000	2,996	-	-	2,996
Total costs incurred during the period	11,998	-	-	11,998	11,596	-	-	11,596
Balance, beginning of period	301,639	402,880	-	704,519	237,310	402,880	49,767	689,957
Balance, end of period	$313,637	$ 402,880	$ -	$ 716,517	$248,906	$402,880	$ 49,767	$ 701,553

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2001 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2001 audited financial statements.

2. DUE FROM RELATED PARTIES

Amounts due from a Director and corporations controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment. The amounts represent payments of rent and office expenses made on behalf of corporations controlled by common Directors. The amounts are normally repaid within one year of payment.

3. PROPERTY, PLANT AND EQUIPMENT

	JUNE 30, 2002			DECEMBER 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 32,526	$ 18,244	$ 14,282	$ 16,802
Equipment	2,162	1,455	707	832
	$ 34,688	$ 19,699	$ 14,989	$ 17,634

4. MINERAL PROPERTIES

	JUNE 30,2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 483,597	$ 313,637	$ -	$ 797,234
b. Taseko Property	212,000	402,880	-	614,880
c. Gold Dust Property	18,000	-	(18,000)	-
	$ 713,597	$ 716,517	$ (18,000)	$1,412,114

		DECEMBER 31, 2001			
		Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a.	Mali Properties	$ 479,299	$ 292,240	$ (34,538)	$ 737,001
b.	Taseko Property	212,000	402,880	-	614,880
c.	Gold Dust Property	(114,200)	64,052	50,148	-
		$ 577,099	$ 759,172	$ 15,610	$1,351,881

5. DUE TO RELATED PARTIES

Amounts due to a director and corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

6. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued common shares of its capital stock as follows:

	JUNE 30, 2002		DECEMBER 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of Period/Year	8,076,647	$ 2,963,768	6,134,925	$ 2,588,808
Issued during the Period/Year for:				
Cash	567,500	144,105	1,628,000	319,490
Mineral properties	100,000	18,000	100,000	16,500
Debt	-	-	188,722	33,970
Finders fees	40,000	10,000	25,000	5,000
Balance, end of Period/Year	8,784,147	$ 3,135,873	8,076,647	$ 2,963,768

Transactions for the Issue of Share Capital
During the Periods Ended June 30, 2002:

a. The Company issued 100,000 shares at a price of a $0.18 per share for the acquisition of the Gold Dust property which has been abandoned.

b. The Company completed a Private Placement consisting of 456,000 units at a price of $0.25 per unit for a total consideration of $114,000. Each unit consists of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before December 10, 2003. In addition, the Company issued 40,000 shares at a price of $0.25 per share for the payment of finder's fees on this transaction.

c. The Company issued 111,500 shares at a price of $0.27 per share for the exercise of stock options for a total consideration of $30,105.

Stock Options:

The Company has a stock option plan (the "Plan"), which was approved by the Company's shareholders and the TSX that allows the Company's Directors to grant stock options to purchase up to a total of 1,379,729 shares. Options granted pursuant to the Plan are subject to the policies of the TSX with respect to eligible persons, exercise price, maximum term, vesting, maximum options per person and termination of eligible person status.

A summary of the status of the Company's stock option plan as of June 30, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	JUNE 30, 2002		DECEMBER 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	907,250	$0.26	625,000	$ 0.25
Exercised	(111,500)	(0.27)	(167,000)	(0.24)
Granted	-	-	555,500	0.25
Forfeited/cancelled	(50,000)	(0.20)	(106,250)	(0.22)
Options outstanding, end of period/year	745,750	$0.26	907,250	$ 0.26

At June 30, 2002, the Company had outstanding stock options to acquire 745,750 common shares as follows:

Number of Shares	Price	Expiry Date
273,750	$ 0.22	July 22, 2004
165,000	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
211,500	$ 0.27	September 7, 2006
745,750		

Warrants:

At June 30, 2002, the Company had outstanding common share purchase warrants exercisable to acquire 852,500 shares as follows:

Number	Exercise Price	Expiry Date
288,000	$ 0.30	March 8, 2003
250,000	$ 0.22	March 21, 2003
86,500	$ 0.25	May 28, 2003
228,000	$ 0.30	December 11, 2003
852,500		

7. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Rent and office services totalling $1,439 (2001 - $Nil) and management and consulting fees totalling $9,000 (2001 - $10,000) were incurred with corporations related to the Company by common Directors.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002

8. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

	Mali	Canada	Total
June 30, 2002			
Property, Plant and Equipment	$ 14,282	$ 707	$ 14,989
Mineral properties, including deferred costs	797,234	614,880	1,412,114
	$ 811,516	$ 615,587	$ 1,427,103

	Mali	Canada	Total
December 31, 2001			
Property, Plant and Equipment	$ 16,802	$ 832	$ 17,634
Mineral properties, including deferred costs	737,001	614,880	1,351,881
	$ 753,803	$ 615,712	$1,369,515

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended June 30, 2002 and June 30, 2001 as follows:

	2002	2001
Non-cash financing investing activities:		
Share capital issued for:		
Debt	$ -	$ 33,970
Mineral properties	18,000	16,500
Finders fees	10,000	5,000
	$ 28,000	$ 55,470
Non-cash investing activities:		
Acquisition costs of mineral properties	$ (18,000)	$ (16,500)
Deferred exploration and development cost, net of Amortization	2,520	1,853
	$ (15,480)	$ (14,647)

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statements presentation.